AB 3/3

08026427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 09877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen + Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland, FL 33803
(City) (State) (Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Albritton 863-688-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue, Suite 400, Lakeland, FL 33801-4626
(Address) (City) (State) (Zip Code)

TA 3/4

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/08

OATH OR AFFIRMATION

I, Keith Albritton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Albritton

Signature

President

Title

Kristen L. Benton

Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2010
Comm. No. DD551995

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.

FINANCIAL STATEMENTS
December 31, 2007

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Allen & Company of Florida, Inc.

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lakeland, Florida
February 25, 2008

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash (Note 2)	$	109,554
Receivables		
Clearing Organization		411,301
Commissions receivable		34,361
Employees		1,000
Other		1,958
Securities owned (Note 3)		
Marketable, at market value		1,707,750
Equipment and leasehold improvements, less accumulated depreciation (Note 4)		493,027
Prepaid expenses and other assets		28,912
TOTAL ASSETS	$	2,787,863
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	597,451
Commissions payable		247,543
Deferred compensation (Note 6)		469,700
Total liabilities		1,314,694
Commitments and contingencies (Notes 5, 7 and 9)		
Stockholder's equity		
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714		66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792		17,179
Additional paid-in capital		642,664
Retained earnings		747,055
Total stockholder's equity		1,473,169
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,787,863

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF INCOME
Year ended December 31, 2007

Revenues	
Commissions	$ 10,320,800
Interest and dividends	160,417
Realized and unrealized losses on securities, net	(523)
Other	110,704
Total revenues	10,591,398
Expenses	
Employee compensation and benefits (Note 6)	7,454,598
Clearance and exchange fees	392,711
Occupancy (Notes 7 and 9)	272,260
Advertising	124,604
Repairs and maintenance	116,233
Office expenses	114,337
Depreciation expense	90,895
Charitable contributions	90,380
Communications and data processing	46,563
Legal and professional fees	45,992
Taxes and licenses	34,444
Training and seminars	31,318
Loss on disposal of property and equipment	1,268
Other	266,314
Total expenses	9,081,917
Net income	$ 1,509,481

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2007

	Common stock		Additional paid-in capital	Retained earnings	Total
	Class A	Class B			
Balance, January 1, 2007	$ 66,271	$ 17,179	$ 642,664	$ 846,988	$ 1,573,102
Dividend distribution	-	-	-	(1,609,414)	(1,609,414)
Net income	-	-	-	1,509,481	1,509,481
Balance, December 31, 2007	$ 66,271	$ 17,179	$ 642,664	$ 747,055	$ 1,473,169

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 1,509,481
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	90,895
Loss on disposal of equipment	1,268
Change in assets and liabilities	
Receivables	48,784
Securities owned, net	(1,103,533)
Cash surrender value of life insurance	(24,543)
Prepaid expenses and other assets	2,531
Accounts payable and accrued expenses	161,337
Commissions payable	(114,833)
Deferred compensation	94,722
Net cash from operating activities	666,109
Cash flows from investing activities	
Proceeds from life insurance policies	339,366
Proceeds from sale of equipment	100
Purchases of equipment	(211,339)
Net cash from investing activities	128,127
Cash flows from financing activities	
Net payable to related party	964
Dividend distribution	(1,609,414)
Net cash from financing activities	(1,608,450)
Net change in cash	(814,214)
Cash at beginning of year	923,768
Cash at end of year	$ 109,554

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2007 all receivables are considered collectible and no allowance is required.

Equipment and leasehold improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $124,604 for the year ended December 31, 2007.

Income Taxes: The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of securities at market values, as follows:

Mutual funds	$ 889,984
Money market funds	717,766
Debt securities	100,000
	$ 1,707,750

NOTE 4 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Furniture and equipment	$ 538,548
Leasehold improvements	443,726
Computer equipment	146,918
Progress billings on Lakeland office renovations	143,968
	1,273,160
Less accumulated depreciation	780,133
	$ 493,027

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is a guarantor on a $500,000 line-of-credit obtained by its parent company, Allen & Company Financial Corporation.

The Company self-insures its errors and omissions insurance (E&O) policy. There were no known claims outstanding at December 31, 2007. Any future claims will be expensed as incurred.

(Continued)

NOTE 6 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 3.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $5,000 per year. The Company's contribution to the plan was $114,305 for the year ended December 31, 2007.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $469,700 at December 31, 2007, representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

NOTE 7 - LEASES

The Company leases its Lakeland (Note 9) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under rental real estate leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

2008	$ 275,000
2009	286,000
2010	284,000
2011	286,000
2012	290,000
	$ 1,421,000

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2007 was $232,486.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $787,806. The required minimum net capital was $250,000. The Company's net capital ratio was 1.67 at December 31, 2007.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $13,662 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $163,941 for the year ended December 31, 2007.

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

Total ownership equity	$ 1,473,169
Deduct	
Non-allowable assets	530,510
Net capital before haircuts on securities positions	942,659
Deduct	
Investment securities haircuts	
Debt securities	7,000
Other securities	147,853
	154,853
Net capital	$ 787,806
Aggregate indebtedness	$ 1,314,672
Ratio of aggregate indebtedness to net capital	167%

The following is the difference between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Allen & Company of Florida, Inc.

Net capital per unaudited focus	$ 1,023,241
Accrual for bonuses	(182,273)
Various other audit adjustments	(67,251)
Changes in non-allowable assets resulting from audit adjustments	14,089
Net capital per audited focus	$ 787,806

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2007

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

Allen & Company of Florida, Inc. (the Company) is not required to compute the Reserve Requirements or include information relating to the possession or control requirements pursuant to Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(b) of Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Allen & Company of Florida, Inc.

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lakeland, Florida
February 25, 2008

END